UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)

                                  C-TEC Corporation
                                   (Name of Issuer)

                      Common Stock              Class B Common Stock
                    $1.00 Par Value               $1.00 Par Value
                           (Title of Classes of Securities)

                       126504109                     126504208
                                   (CUSIP Numbers)

                                Thomas C. Stortz, Esq.
                             c/o Peter Kiewit Sons', Inc.
                                  1000 Kiewit Plaza
                                Omaha, Nebraska 68131
                              Tel. No.:  (402) 271-2852
                        (Name, Address and Telephone Number of
                         Person Authorized to Receive Notices
                                 and Communications)

                                     July 1, 1994
                       (Date of Event which Requires Filing of
                                   this Statement)


                            If the filing person has previously filed a
             statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

                            Check the following box if a fee is being
             paid with this statement:  [ ].

                            Note:  This document is being electronically
             filed with the Commission, using the EDGAR system.
             Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                 SCHEDULE 13D

______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  126504109       |             | Page 2                       |
|            126504208       |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               RCN Corporation                                      |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               47-0761384                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                       WC                                           |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Delaware                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 600,768 Common Stock (see Item 5)             |
|                    |    | 5,094,223 Class B Common Stock (see Item 5)   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0- (see Item 5)                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 600,768 Common Stock (see Item 5)             |
|    PERSON          |    | 5,094,223 Class B Common Stock (see Item 5)   |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0- (see Item 5)                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 600,768 Common Stock (see Item 5);                                 |
|    | 5,094,223 Class B Common Stock (see Item 5)                        |
|_________________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 7.5% of Common Stock;  59.6% of Class B Common Stock (see Item 5)  |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
- ---------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

               The following information amends and restates the Schedule 13D dated June 28, 1993, as previously amended (as so amended, the "Schedule 13D")

Item 1.        Security and Company.

               The classes of equity securities to which this statement relates are the Common Stock, $1.00 par value per share (the "Common Stock"), and the Class B Common Stock, $1.00 par value per share (the "Class B Stock"), of C-TEC Corporation, a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 46 Public Square, P.O. Box 3000, Wilkes-Barre, PA 18703-3000.

Item 2.        Identity and Background.

               This statement is filed on behalf of RCN Corporation, a Delaware corporation ("RCN"). RCN is a subsidiary of Kiewit Diversified Group Inc. ("KDG"), which is a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS", and collectively with RCN and KDG, the "Kiewit Companies"). KDG owns 90% of RCN and David C. McCourt, Chairman and Chief Executive Officer of the Company, owns the remaining 10% of RCN. Each of KDG and PKS is a Delaware corporation.

               RCN was formed to invest in telecommunications businesses that primarily serve residential customers. RCN has no significant assets other than its proposed investment in the Company. The address of the principal executive offices and principal business of RCN is 1000 Kiewit Plaza, Omaha, NE 68131. Information as to each executive officer and director of RCN is set forth in Schedule A attached hereto, which is incorporated herein by reference.

               KDG is a holding company for subsidiaries engaged in the telecommunications, energy and mining businesses. The address of the principal executive offices and principal business of KDG is 1000 Kiewit Plaza, Omaha, NE 68131.

               PKS is the ultimate parent of RCN and KDG. PKS is the holding company for subsidiaries engaged in the construction, mining, telecommunications and energy businesses. The address of the principal executive offices and principal business of PKS is 1000 Kiewit Plaza, Omaha, NE 68131. Information as to each executive officer and director of PKS is set forth in Schedule B attached hereto, which is incorporated herein by reference.

               During the last five years, none of the Kiewit Companies nor, to the best knowledge of the Kiewit Companies, any of the persons listed on Schedule A or B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               The purchase price for the Shares (as defined in Item 4) was $202,327,191 in cash, subject to adjustment as provided in the Stock Purchase Agreement (as defined in Item 4). The purchase price was funded through internally generated funds of KDG.

Item 4.        Purpose of Transaction.

               On June 17, 1993, RCN and KDG entered into a Stock Purchase Agreement dated as of that date (the "Original Stock Purchase Agreement") with Andrew J. Sordoni, III, William B. Sordoni, Stephen Sordoni and Charles E. Parente (collectively, the "Sellers"). On October 29, 1993, RCN, KDG and the Sellers entered into an Amendment to Stock Purchase Agreement (the "Amendment") that amended the Original Stock Purchase Agreement (as so amended, the "Stock Purchase Agreement").

               Pursuant to the Stock Purchase Agreement RCN agreed, subject to the terms and conditions of that agreement, to acquire from the Sellers and certain related parties, either directly or through the purchase of certain holding companies (the "Evergreen Companies"), a total of 600,768 shares of Common Stock and 5,094,223 shares of Class B Stock (collectively, the "Shares"). The closing of the purchase contemplated by the Stock Purchase Agreement (the "Closing") occurred on October 29, 1993. The aggregate purchase price for the Shares was $202,327,191 in cash, subject to adjustment as provided in the Stock Purchase Agreement. The purpose of RCN and KDG in entering into the Stock Purchase Agreement and purchasing the Shares was to acquire a controlling interest in the Company.

               Copies of the Original Stock Purchase Agreement and the Amendment are filed as Exhibits 1 and 2, respectively, hereto and are incorporated herein by reference. The description herein of certain provisions of the Stock Purchase Agreement is qualified in its entirety by reference thereto.

               The Stock Purchase Agreement provides that until three years after the Closing the Sellers will not purchase or otherwise acquire, or agree to purchase or otherwise acquire, any securities of the Company or any of its subsidiaries except that each Seller may purchase in aggregate no more than 40,000 shares of Common Stock and Class B Stock, and, during the term of his employment with the Company, Charles E. Parente may make purchases with the consent of RCN. Sellers have also agreed that until three years after the Closing, they will not take any action, directly or indirectly, to oppose or interfere with any Tender Offer (as defined), Merger (as defined), or other matter proposed by RCN for approval by the shareholders of the Company.

               Pursuant to the Stock Purchase Agreement, RCN has agreed that neither it nor any of its affiliates will (i) prior to April 1, 1994, make a tender offer for any Common Stock or Class B Stock (a "Tender Offer") or (ii) prior to April 1, 1995, propose a merger, consolidation or dissolution of the Company or any other transaction with respect to which the remaining shareholders would be entitled by law to vote (any such transaction, a "Merger"), unless a majority of a committee of independent directors of the Company concludes that the price to be paid in such Tender Offer or Merger is fair to the public shareholders. RCN has also agreed that if it or any of its Affiliates makes a Tender Offer prior to December 31, 1994, a report of a majority of such an independent committee regarding whether or not such committee considers the price to be paid to be fair to the public stockholders will be disseminated to such stockholders.

               Pursuant to the Stock Purchase Agreement, KDG has guaranteed to Sellers the prompt and full discharge by RCN of all of RCN's covenants, agreements, obligations and liabilities under the Stock Purchase Agreement and certain related escrow agreements.

               Pursuant to the Stock Purchase Agreement, William B. Sordoni and Andrew J. Sordoni resigned from their positions as officers, directors and employees of the Company and its subsidiaries, effective as of the Closing. Also effective as of the Closing, Charles E. Parente resigned from each position he held as an officer, director or employee of the Company and its subsidiaries other than the position of President of the Company. Effective December 31, 1993, Mr. Parente resigned from his position as President of the Company. Mr. Parente has agreed to serve as a consultant to RCN for four years.

               On October 28, 1993, the Board of Directors of the Company held a meeting at which the independent directors adopted certain resolutions. Pursuant to those resolutions, effective as of the Closing, (i) the Board of Directors of the Company was expanded from seven to eight members, (ii) James
Q. Crowe, Richard R. Jaros, David C. McCourt and Thomas C. Stortz, each of whom is an officer and/or director of one or more Kiewit Companies, were elected as directors of the Company, (iii) David C. McCourt was appointed Chairman and Chief Executive Officer of the Company, and (iv) the powers and duties of the office of President were assigned to the Chairman and Chief Executive Officer.

               On December 14, 1993, the Board of Directors of the Company held a meeting at which the directors adopted certain resolutions. Pursuant to those resolutions, (i) the Board of Directors was expanded from eight to eleven members, and (ii) Walter Scott, Jr. and Robert E. Julian, each of whom is an officer and/or director of one or more Kiewit Companies, and David C. Mitchell, were elected as directors of the Company. RCN nominees currently constitute a majority of the Board of Directors of the Company.

               On February 22, 1994, the Board of Directors of the Company held a meeting at which the directors adopted a resolution appointing Michael
J. Mahoney as President and Chief Operating Officer of the Company.

               On April 21, 1994, the Board of Directors of the Company held a meeting at which the directors adopted a resolution ratifying and approving the appointment of Bruce C. Godfrey as Executive Vice President and Chief Financial Officer of the Company.

               On July 1, 1994, the Company filed with the Securities and Exchange Commission a Registration Statement relating to a proposed rights offering pursuant to which the Company would distribute on a pro rata basis to all holders of shares of Common Stock and Class B Stock transferable rights to subscribe for shares of Common Stock at a subscription price to be specified. The Company has announced that it would expect the net proceeds of such rights offering to be approximately $300 million assuming full exercise of all rights distributed. The Company has indicated that such proceeds would be used for general corporate purposes. Specifically, the Company has announced that it would expect such proceeds to be used primarily to expand and develop the Company's cable television and telephone systems into full service networks and for potential acquisitions and partnerships in the telecommunications industry. If the rights offering occurs, RCN intends to exercise all of the rights it receives in respect of the Shares.

               RCN intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic, market and industry conditions existing at the time, RCN may consider from time to time various alternative courses of action both with respect to the business of the Company and with respect to RCN's equity interest therein. Such actions may include, if determined to be in the best interests of the Company, the acquisition or disposition by the Company or its subsidiaries of businesses or assets. Such actions may also include the acquisition by RCN or its affiliates of additional Common Stock and Class B Stock through open market purchases, privately negotiated transactions, a tender offer, an exchange offer, a merger or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Except as set forth herein, none of the Kiewit Companies nor, to the best knowledge of the Kiewit Companies, any person named in Schedule A or B attached hereto has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Common Stock or the Class B Stock to cease to be authorized to be quoted on NASDAQ; (ix) the Common Stock or the Class B Stock becoming eligible for the termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (x) any
action similar to any of those enumerated above.   Notwithstanding the
foregoing, the Kiewit Companies reserve the right to effect any of such actions as they may deem necessary or appropriate in the future.

Item 5.        Interest in Securities of the Company.

               (a) and (b) Pursuant to the Stock Purchase Agreement, on October 29, 1993 RCN purchased, and for purposes of Section 13(d) of the Exchange Act the Kiewit Companies beneficially own, 600,768 shares of Common Stock, representing 7.5% of the Common Stock outstanding on July 1, 1994, and 5,094,223 shares of Class B Stock, representing 59.6% of the Class B Stock outstanding on July 1, 1994. Because the Common Stock has one vote per share and the Class B Stock has 15 votes per share, the Shares are entitled to cast 77,014,113 (56.6%) of the 136,172,171 total votes of all outstanding shares of Common Stock and Class B Stock on July 1, 1994.

               Each share of Class B Stock is convertible into one share of Common Stock. If all 5,094,223 shares of Class B Stock owned by RCN (but no other shares of Class B Stock) were converted into Common Stock, the Shares would comprise 5,694,991 shares of Common Stock representing 43.6% of the 13,056,489 shares of Common Stock then outstanding.

               RCN owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Shares. Through their direct and indirect ownership of RCN, KDG and PKS may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Shares.

               Except as set forth in this Item 5(a) and (b), none of the Kiewit Companies, nor, to the best of knowledge of the Kiewit Companies, any persons named in Schedule A or B hereto owns beneficially any shares of Common Stock or Class B Stock.

               (c) No transactions in the Common Stock or the Class B Stock have been effected during the past 60 days by the Kiewit Companies or, to the best knowledge of the Kiewit Companies, by any of the persons named in Schedule A or B hereto.

               (d)  Inapplicable.

               (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Except for the Stock Purchase Agreement, to the best knowledge of the Kiewit Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

         Exhibit 1: Stock Purchase Agreement dated as of June 17, 1993 among RCN, KDG and the Sellers.

         Exhibit 2: Amendment to Stock Purchase Agreement dated as of October 29, 1993 among RCN, KDG and the Sellers.



                                  SIGNATURES


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  July 1, 1994
                                       RCN CORPORATION



                                       By: /s/ David C. McCourt
                                           -----------------------
                                           Name:  David C. McCourt
                                           Title:  President


                                                                    Schedule A



              DIRECTORS AND EXECUTIVE OFFICERS OF RCN CORPORATION



               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of RCN Corporation are set forth below.

                                                           Principal
Name and                                                   Occupation or
Office Held          Business Address       Citizenship    Employment
- -----------------    -------------------    -----------    -----------------
David C. McCourt     46 Public Square           USA        Chairman,
President,           P.O. Box 3000                         Chief Executive
Chief Executive      Wilkes-Barre, PA                      Officer, C-TEC
Officer, Director    18703-3000                            Corporation

Michael A. Adams     46 Public Square           USA        Vice President,
Vice President       P.O. Box 3000                         C-TEC Corporation
                     Wilkes-Barre, PA
                     18703-3000

Richard R. Jaros     1000 Kiewit Plaza          USA        Executive Vice
Director             Omaha, NE 68131                       President, PKS

James Q. Crowe       3555 Farnham Street        USA        CEO, MFS
Director             Omaha, NE 68131                       Communications
                                                           Company, Inc.

Robert E. Julian     1000 Kiewit Plaza          USA        CFO, PKS
Director             Omaha, NE 68131

Walter Scott, Jr.    1000 Kiewit Plaza          USA        President, PKS
Director             Omaha, NE 68131

Thomas C. Stortz     1000 Kiewit Plaza          USA        Vice President,
Secretary,           Omaha, NE 69131                       Kiewit
Director                                                   Construction
                                                           Group Inc.

Kenneth M. Jantz,    1000 Kiewit Plaza          USA        Vice President,
Treasurer            Omaha, NE 68131                       Kiewit
                                                           Construction
                                                           Group Inc.


                                                                    Schedule B


         DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS', INC.



               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons', Inc. ("PKS") are set forth below.

                                                            Principal
Name and               Business                             Occupation
Office Held            Address               Citizenship    or Employment
- -------------------    ------------------    -----------    ----------------
Walter Scott, Jr.      1000 Kiewit Plaza         USA        President, PKS
President,             Omaha, NE 68131
Director

William L. Grewcock    1000 Kiewit Plaza         USA        Vice Chairman,
Vice Chairman,         Omaha, NE 68131                      PKS
Director

Robert E. Julian       1000 Kiewit Plaza         USA        CFO, PKS
Exec. Vice Pres.,      Omaha, NE 68131
Director

Kenneth E. Stinson     1000 Kiewit Plaza         USA        President,
Exec. Vice Pres.,      Omaha, NE 68131                      Kiewit
Director                                                    Construction
                                                            Group Inc.

Richard R. Jaros       1000 Kiewit Plaza         USA        Executive Vice
Exec. Vice Pres.,      Omaha, NE 68131                      President, PKS
Director

Richard Geary          215 V Street              USA        President,
Director               Vancouver, WA                        Kiewit Pacific
                       98661                                Co.

Leonard W. Kearney     1000 Kiewit Plaza         USA        President,
Director               Omaha, NE 68131                      Kiewit
                                                            Construction Co.

James Q. Crowe         3555 Farnham Street        USA        CEO, MFS
Director               Omaha, NE 68131                      Communications
                                                            Company, Inc.

George B. Toll, Jr.    10704 Shoemaker Ave.      USA        Vice President,
Director               Santa Fe Springs,                    Kiewit Pacific
                       CA 90670                             Co.

Peter Kiewit, Jr.      2600 N. Central           USA        Attorney
Director               Ave.
                       Phoenix, AZ 85004

Robert B. Daugherty    Guarantee Center          USA        Chairman,
Director               Suite 225                            Valmont
                       Omaha, NE 68114                      Industries Inc.

Charles M. Harper      1 Central Park            USA        CEO, RJR Nabisco
Director               Plaza                                Holdings, Inc.
                       Omaha, NE 68102

Richard W. Colf        215 V Street              USA        Vice President,
                       Vancouver, WA                        Kiewit Pacific
                       98661                                Co.

Bruce E. Grewcock      1000 Kiewit Plaza         USA        President,
                       Omaha, NE  68131                     Kiewit Mining
                                                            Group Inc.

Exhibit Index

Exhibit              Description


  1*               Stock Purchase Agreement
                     dated as of June 17, 1993
                     among RCN Corporation,
                     Kiewit Diversified Group Inc.
                     and the Sellers listed on
                     the signature page thereof

  2*                 Amendment to Stock Purchase
                     Agreement dated as of October
                     29, 1993 among RCN Corporation,
                     Kiewit Diversified Group Inc.,
                     Andrew J. Sordoni, III,
                     William B. Sordoni, Stephen
                     Sordoni and Charles E. Parente.


- ------------
* Previously filed as an exhibit to the Schedule 13D.